Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2	Date of Material Change

January 31, 2013

Item 3	News Release

The news release was disseminated on January 31, 2013.

Item 4	Summary of Material Change

The Company, on behalf of Oromin Joint Venture Group Ltd., announced positive results of its 2013 Carbon-in-Leach Feasibility Study and a mineral reserve update for its OJVG Gold Project in Senegal, West Africa.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

DATED:	February 4, 2013

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

January 31, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF

OROMIN ANNOUNCES ROBUST CIL FEASIBILITY STUDY RESULTS AT THE OJVG GOLD PROJECT IN SENEGAL

The management and technical team of Oromin Explorations Ltd. (“Oromin” or the “Company”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is extremely pleased to announce the positive results of its 2013 Carbon-in-Leach (“CIL”) Feasibility Study (“FS”) and Mineral Reserve update for its OJVG Gold Project (“the “Project”) in Senegal, West Africa. The FS was compiled by SRK Consulting (Canada) Ltd. (“SRK”). All figures are in US Dollars.

HIGHLIGHTS

  Net present value (“NPV”) pre-tax of $740 million and after-tax of $558 million at a 5% discount rate and evaluation price of $1550 per ounce of gold, generating an after-tax internal rate of return (“IRR”) of 27.7% with a 23 month payback

  Average annual gold production for first three years of full production at 182,000 payable ounces per year at a $489 operating cash cost per ounce

  Average annual life of mine (“LOM”) gold production of 144,000 ounces per full milling year at an LOM operating cash cost of $654 per ounce

  Open pit and underground gold mining complex with a current mine life of 17 years

  Probable mineral reserves increase by 64% to 2.335 million ounces of contained gold since the 2010 FS - the OJVG Gold Project now hosts the largest gold reserve in Senegal

  Average LOM gold recovery of 90.8%

  Estimated start-up capital cost of $ 297.1 million, including $ 27.9 million contingency

  All capital and operating expenditures in the FS have been updated to Q1 2013

  It is Oromin’s view that with all deposits remaining open to possible expansion, along with the potential for upgrading of the Project’s remaining indicated and inferred resources, future plant expansion and increased annual gold production may be realized

  Granting of a 15 year renewable mining licence, receipt of the Government of Senegal approved Environmental and Social Impact Assessment (ESIA) and the formation of a Senegalese operating company (Somigol) paves the way for the development of Senegal’s next gold mine

  Optimization towards further enhancing Project economics is ongoing, including studying the mine production schedule with elevated cut-off strategies to create low- grade stockpiles as well as a plant expansion

  The FS does not include the results of the upcoming January 2013 Preliminary Economic Assessment (“PEA”) of the Project’s heap leach deposits which have potential to outline additional contained gold ounces within the Project.

Project Summary

The Project will be developed by both open pit and underground mining methods, with ore trucked from four deposits to a central plant for crushing, grinding and carbon-in-leach recovery processing. Heap leach processing of a portion of the total contained ounces at the project will be addressed in an updated heap leach PEA to be announced following this release.

The mine plans envisioned within the FS are based on probable mineral reserves of 28.0 million tonnes at a grade of 2.59 g/t containing 2.335 million ounces of gold which will be mined over a 17 year mine life. The current average annual production for the first 3 years is approximately 182,000 ounces of gold per year at an average operating cost of $489 per ounce and for the LOM, approximately 144,000 ounces of gold per year at an average operating cost of $654 per ounce. The total pre-production capital cost is estimated to be $297.1 million, including a $27.9 million contingency.

Throughput rates will vary between 4,500 and 7,500 tonnes per day based on the ratio of oxide and sulphide ore being processed. Larger daily throughput volumes, based on the increased percentage of the softer oxide ore, positively enhance the economics. The plant has been designed with sufficient flexibility for treatment of all ore types.

The financial modeling for the OJVG Gold Project indicates robust economics. At a gold price of $1,550 per ounce, the operation yields a positive after-tax NPV of $558 million at a 5% discount rate. The after-tax IRR is 27.7 % and payback is 23 months from initial gold production.

Additional Opportunities

Exploration potential remains excellent, both at the known gold deposits, which all remain open to possible further expansion, and throughout the entirety of the remaining Project area. This significant exploration upside could potentially support future plant expansion, increased throughput capacity, extended mine life and increased annual gold production.

At the Masato deposit the indicated resource is open to further expansion both laterally and to depth, and additional geotechnical drilling may enhance the opportunity to upgrade the status of this existing indicated resource to reserves. An additional inferred resource of 127,600 gold ounces (3.5 Mt grading 1.13 g/t Au) has also been defined at the Masato deposit which may similarly be upgraded with further drilling. Further, Masato remains open to potential expansion beyond these presently outlined resources.

Similarly, at the Golouma deposit, an inferred resource of 601,000 gold ounces (5.5 Mt grading 3.43g/t Au) has been identified. Additional closer-spaced drilling evaluation of this higher-grade mineralization may upgrade this mineralization beyond its current inferred designation. As with Masato, the Golouma deposit remains open to further potential expansion both laterally and to depth.

Note: The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

Future optimization evaluations of the current heap leach-designated deposits may further enhance the potential mill feed, as many of these deposits have gold grades compatible with the CIL design. The Company will be issuing a news release updating the 2011 heap leach PEA, separately today following this release. This heap leach PEA will represent an incremental development opportunity at the Project over and above the CIL feasibility study discussed herein.

Furthermore, more than a dozen additional exploration targets and prospects have been the focus of more recent exploration activities throughout 2011 and 2012. Combining the volume expansion opportunities recognized at each of the known deposits with the exploration upside of these numerous early stage discoveries supports the potential for significant resource expansion at the Project.

Reserves and Resources

SRK Mineral Reserve Estimate for the 2013 FS Update

The mineral reserve estimate representing the four deposits used in the FS production schedule for the OJVG Gold Project has been subdivided into an open pit portion and an underground portion as summarized in Table 1 below. The mineral reserves established for the Project are based only on the indicated mineral resources of the Masato and three Golouma deposits as outlined in the current resource summary announced in the Company’s news release dated October 1, 2012 and shown in Table 3.

The probable mineral reserve estimate of 28.0 million tonnes at a grade of 2.59 g/t gold containing 2.335 million ounces of gold has been calculated based on a gold price of $1,250 per ounce. Mine design and cut-off grade determination were undertaken using industry standard processes and software along with estimated cost assumptions. The production schedule forming the basis of the mineral reserves was then modelled in a discounted cash flow model, taking into account the capital costs estimates and evaluated based on the pit design price of $1,250. Based on the foregoing, the project demonstrated a post-tax NPV at 5% discount rate of $252 million, thus demonstrating the economic viability of these Mineral Reserves at the pit design price and given the contemplated cost assumptions.

Table 1: Combined CIL Open Pit and Underground Mineral Reserves

		Diluted	Cut-off	Diluted	Contained
Deposit	Reserve	Tonnes	Grade	Grade	Gold Ounces
	Class	('000s)	(g/t)	(g/t)	(‘000s)
OPEN PIT RESERVES
Masato	Probable
Oxide		6,202	0.51	1.47	293
Sulfide		12,785	0.88	2.26	930
Golouma W, S, NW	Probable
Oxide		602	0.52	2.11	41
Sulfide		2,267	0.89	2.37	173
Kerekounda	Probable
Oxide		26	0.52	5.60	5
Sulfide		7	0.90	12.01	3
Total Open Pit Oxide	Probable	6,830	variable	1.54	339
Total Open Pit Sulphide	Probable	15,059	variable	2.28	1,106
Total Open Pit Reserves	Probable	21,889	Variable	2.05	1,445
UNDERGROUND RESERVES
Golouma W, S	Probable	4,600	2.18	4.19	620
Kerekounda	Probable	1,333	2.18	5.15	221
Kourouloulou	Probable	189	2.18	8.16	49
Total Underground Reserves	Probable	6,122	2.18	4.52	890
TOTAL OPEN PIT & UNDERGROUND RESERVES	Probable	28,011	N/A	2.59	2,335

The open pit external mining dilution is based on a calculation of the number of waste blocks which touch an ore block in the mineral inventory block model, along with an assumed dilution for each edge of a block.

A portion (waste material only) of the pit design that constrains the Masato reserve infringes on the adjacent property concession of Teranga. The actual mineralized zone is not affected but if the entire reserve is mined, the upper benches of an open pit would cross the adjacent property boundary and an agreement with the holder of that property would have to be reached before this mining could occur. No OJVG resources extend onto the Teranga concession. OJVG has an agreement in principle with Teranga allowing OJVG to mine waste on the Teranga concession in order to extract Masato ore contained on the OJVG concession.

The Open Pit and Underground Reserves have increased in comparison with the previous 2010 Feasibility as summarised on the following tables:

Table 2: Summary of changes to Reserves from 2010 Feasibility study

OP Reserves Change	2010 FS	2013 FS Update	% Change
OP Tonnes (Mt)	12.8	21.9	71%
Contained Gold (koz)	813	1,443	78%
Diluted Grade (g/t)	1.96	2.05	5%

UG Reserves Change	2010 FS	2013 FS Update	% Change
UG Tonnes (Mt)	4.6	6.1	33%
Contained Gold (koz)	607	890	47%
Diluted Grade (g/t)	4.08	4.52	11%

Total Reserves Change	2010 FS	2013 FS Update	% Change
Contained Gold (koz)	1,420	2,334	64%

The mineral reserve estimate for the OJVG Gold Project open pits was defined by applying economic factors for gold price, mining dilution, process recovery, operating costs, refining/transport costs and royalties to the mineral resource estimate. The mining, processing and general administration costs are based on feasibility level engineering for the expected mill throughput rate. A distinction has been made between material types (soft vs. hard) for both ore and waste in order to capture the expected variation in mining and processing costs and mill production rates. The mineral inventory block models for each of the deposits were evaluated with the Gemcom Whittle - Strategic Mine Planning™ (“Whittle”) software to determine optimal mining shells to be used for mine design.

SRK Mineral Resource Estimate for the 2013 FS Update

The following table summarizes the mineral resources for all of the CIL and heap leach deposits identified to date and announced in Oromin’s news release dated October 1, 2012. That news release included details of SRK’s mineral resource estimates and methodology. Mineral resources are inclusive of the Project’s newly defined probable mineral reserves as outlined in Table 1.

Table 3: OJVG Mineral Resource Estimate - Effective Date: September 28, 2012

Deposit	Resource	Tonnage	Grade	Gold Ounces
	Category
		(000’s)	g/t Au	(000’s)
Golouma	Indicated	13,685	3.18	1,400
Masato	Indicated	44,970	1.34	1,933
Sub total	Indicated	58,655	1.77	3,333
Heap Leach	Indicated	16,551	0.84	445
TOTAL	Indicated	75,206	1.56	3,778

Golouma	Inferred	5,455	3.43	601
Masato	Inferred	3,527	1.13	128
Sub total	Inferred	8,982	2.52	728
Heap Leach	Inferred	8,346	0.87	234
TOTAL	Inferred	17,329	1.73	963

Notes: The Golouma deposits include the Golouma (West/South/Northwest), Kerekounda and Kourouloulou deposits and together with the Masato deposit comprise the 4 CIL deposits subject to the FS. The Heap Leach category includes the Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto, Mamasato, Sekoto, Kinemba, Koulouqwinde, Koutouniokolla, and Kouroundi deposits. Tonnage and grades for the open pit portions of all deposits have been constrained by an optimized Whittle pit based on a $1,500 per ounce gold price and the proposed mining and processing related costs. Tonnages and grades for Masato as well as the Golouma category deposits assume CIL processing methods and were calculated at gold cut-off grades of 0.32 g/t for sulphide ore and 0.15 g/t for oxide ore. Tonnages and grades for the heap leach category deposits assume heap leach processing methods and were calculated at gold cut-off grades of 0.24 g/t for sulphide ore and 0.15 g/t for oxide ore.

Underground resources reported below the optimized pits for all of the deposits are reported using a 1.0 g/t cut-off grade. The detailed SRK resource reporting methodology is summarized in Oromin’s October 1, 2012 news release.

The total indicated resource for all deposits at the OJVG Gold Project is 75.21 million tonnes grading 1.56 g/t Au containing 3.78 million ounces of gold. The total inferred resource for all deposits at the Project is 17.33 million tonnes grading 1.73 g/t Au, containing 0.96 million ounces of gold.

The Masato and three Golouma deposits are grouped together in Table 3 as only the indicated resource of 3.333 million ounces (58,665,000 tonnes grading 1.77 g/t Au) for these four deposits was considered for the 2013 CIL FS update.

Separately, the indicated and inferred resources for the heap leach designated deposits will form the basis for the heap leach PEA update which will be announced separately.

Mining and Production

Mining of the Masato deposit will take place using open pit mining methods. The Golouma deposit will be mined by a combination of open pit and underground methods. The Golouma open pit will form access for the development of the Golouma underground mines. The four Golouma underground mines (Golouma South 1 and Golouma West 1, 2 & 3) will be mined in a sequence that targets the higher grade deposits as early as feasible in the mining schedule. Two additional high-grade underground mines at the Kerekounda and Kourouloulou deposits are also planned. Kerekounda will be accessed via a small open pit mine aimed at exposing fresh rock for underground development. The Kourouloulou mine will be accessed via a small box-cut and decline.

All mines will share a common processing facility. Throughput is planned at a yearly production rate of approximately 1.7 million tonnes for sulphide ore and 2.7 million tonnes for oxide ore.

The OJVG Gold Project open pit and underground mines will produce a total of 28 million tonnes (Mt) of ore and 184 Mt of waste rock over a 17 year mine operating period. The mine schedule focuses on achieving the required plant feed production rate and is based on mining of higher grade material early in the schedule while balancing stripping ratios. The mining schedule maximizes the attainable mill throughputs based on the oxide/sulphide ore ratios produced. The OJVG Gold Project is most profitable when the open pit phases and the underground workings are mined concurrently. This approach allows the higher underground ore grades to be milled initially yet allows the open pits to provide the additional ore feed to maintain the mill at maximum capacity.

Average annual gold production for the 13 years of full production from 2017 to 2029 inclusive, is expected to be approximately 144,000 ounces per year. This does not include any production from heap leach processing, which will be addressed in the 2013 heap leach PEA update to be announced separately, following this release.

Processing

The process plant and associated service facilities for the OJVG Gold Project are designed to process run of mine (“ROM”) ore delivered to the primary crusher, and ultimately to produce doré bars. The milling process encompasses crushing and grinding of the ore, carbon-in-leach cyanidation and adsorption, carbon stripping, electro-winning and smelting to produce gold bars that are then shipped to a refinery for final processing.

The key design criteria used in the FS for the plant design are listed below:

  Treatment of an average 4,540 dry metric tonnes per day (“t/d”) for 365 days per year, after allowance for availability whilst treating 100% primary sulphide ore;

  Treatment of an average 7,390 t/d for 365 days per year, after allowance for availability whilst treating oxide ore, or a blend of oxide and sulphide ore containing no more than 43% sulphide ore;

  Sufficient plant design flexibility for treatment of all ore types from all deposits as per test work completed at design throughput.

The soft ore treatment rate is higher than the primary hard ore treatment rate due to the ore being significantly less competent and therefore requiring less power in the grinding circuit. Overall gold extractions seen in the various metallurgical test work programs ranged from 88 – 95 % depending on the ore lithology.

Operating Cost Estimates (As at Q1 2013)

The estimated operating costs for the OJVG Gold Project are $654 per ounce of payable metal. The costs are summarized in the tables below:

Table 4: Unit Operating Cost Summaries

Summary Unit Operating Costs	Unit	Cost
UG Mining Unit OPEX	$/t ore mined	$41.51
OP Mining Unit OPEX	$/t ore mined	$17.17
Milling/G&A/Site/Tails unit OPEX	$/t milled	$19.30
G&A Unit Costs	$/t milled	$5.50
Import duty Unit Costs	$/t milled	$2.17
Total Unit OPEX	$/t milled	$49.44
Total Unit OPEX	$/oz	$653.98

Underground Unit Operating Costs	Unit	Cost
Total Secondary Development	$/t ore mined	$5.58
Total C&F Stoping	$/t ore mined	$13.63
Haulage (Ore, Waste, Backfill)	$/t ore mined	$8.03
Ancillary Equipment	$/t ore mined	$3.52
Electricity	$/t ore mined	$2.79
Technical & Admin Labour	$/t ore mined	$2.18
Maintenance Labour	$/t ore mined	$1.10
Mine Supervisory Labour	$/t ore mined	$1.64
Production Labour	$/t ore mined	$1.61
Mine Dewatering	$/t ore mined	$0.28
Mine G & A	$/t ore mined	$1.15
All Underground Mining Opex	$/t ore mined	$41.51

Open Pit Unit Operating Costs	Unit	Cost
LOM Strip Ratio (Waste:Ore)	(Waste : Ore)	8.4 : 1
Open Pit Mining	$/tonne material	$1.85
Open Pit Mining	$/tonne of ore	$17.17

Processing	Unit	Cost
Power	$/t ore milled	$10.38
Reagents and Consumables	$/t ore milled	$6.66
Maintenance Consumables and Services	$/t ore milled	$0.75
Process Plant Labour	$/t ore milled	$1.51
Processing Total	$/t ore milled	$19.30

General and Administration	Unit	Cost
General & Administration	$/t ore milled	$3.35
G&A Labour	$/t ore milled	$1.08
Camp	$/t ore milled	$1.06
G&A Total	$/t ore milled	$5.50

Unit Costs per Ounce	Unit	Cost
All Mining	$/oz	$297.38
Milling/G&A/Site/Tails unit OPEX	$/oz	$255.25
G&A Unit Costs	$/oz	$72.70
Import duty Unit Costs	$/oz	$28.65
Total Unit OPEX	M$	$653.98

Capital Cost Estimates (As at Q1 2013)

Pre-production development capital for project facilities is estimated to be approximately $297.1 million, which includes open pit mobile equipment costs, underground mine development for the Kerekounda and Kourloulou deposits, plant and infrastructure construction and commissioning costs, as well as site infrastructure construction costs plus contingency. Ongoing life-of-mine sustaining capital is $208.0 million, including underground mobile equipment replacements, waste facility expansions, sustaining capital estimates for fixed plant and infrastructure and ongoing underground development. The sustaining capital also covers the preproduction capital for later Golouma underground mines that commence development once the Golouma open pit mine has provided access.

A contingency has been added to the underlying capital cost estimates that reflects the level of risk associated with those estimates. The overall weighted-average contingency for the entire capital program is 11%. The capital cost estimate for the project is summarized in the following table.

Table 5: LOM Capital Cost Estimate

CAPITAL EXPENDITURE ($M USD)	Total	Initial	Sustaining
UG Mine Development Capital	30.6	2.9	27.7
UG Mine Mobile Equipment	59.6	20.5	39.0
UG Mine Infrastructure	4.4	1.1	3.2
Open Pit Mine Capital	80.0	31.3	48.7
Process Plant	70.6	67.1	3.5
Infrastructure	59.4	56.5	3.0
Sustaining Capital for Mill and Infrastructure	14.0	-	14.0
Indirects, Mine and Miscellaneous	52.6	50.0	2.6
Tailings, Water and Roads	44.7	19.8	24.8
Owners Costs	20.0	20.0	-
Closure	17.5	-	17.5

Contingency @ 11%	51.3	27.9	23.5
TOTAL CAPITAL COST	504.7	297.1	207.7

Economic Analysis

The mining and processing plan was evaluated at three different gold prices: $1,350/oz, $1,550/oz and $1,750/oz. Economic evaluation was undertaken using industry-standard discounted cashflow modelling. Common assumptions used in the cash flow models include:

  5% discount rate for NPV calculation;

  In accordance with government policy, a tax-free period was applied until 2018. From 2018 onwards, each of a 15% import duty applicable to 50% of operating costs (estimate of imported component), a 30% corporate income tax, and a 18% Value Added Tax were applied. The corporate income tax recently increased to 30% from 25% effective January 2013;

  A combination of unit-of-production depletion and 15% straight-line depreciation was assumed for deductions used in estimation of corporate income tax. Depletion and depreciation were accumulated and carried forward until they could be utilized for tax purposes;

  3% government royalty is applied to payable gold revenue;

  100% payable gold has been assumed with a $7.00/oz off-site refining cost;

  All 2012 and prior costs assumed to be sunk costs with economic analysis beginning in 2013;

  Plant commissioning takes place in the 3rd quarter of 2015 and commercial plant production begins in H2 2016.

The results of discounted cash flow analyses are summarized in the following table:

Table 6: Cash Flow Analysis Results:

		Gold Price ($/oz)
Parameter	Unit	$1,350	$1,550	$1,750
Off site cost	$/oz	$7.00	$7.00	$7.00
Royalty @ 3% of NSR	$/oz	$40.34	$46.29	$52.29
Net gold price	$/oz	$1,304	$1,497	$1,691
Ore mined (LOM - UG and OP)	Mt	28.0	28.0	28.0
Average ROM grade	g/t Au	2.59	2.59	2.59
Average process recovery	%	90.8%	90.8%	90.8%
Gold produced	M. oz.	2,119	2,119	2,119
Unit operating cost per tonne milled	$/t milled	$49.44	$49.44	$49.44
Unit operating cost per oz	$/oz Au	$654	$654	$654
Pre-production capital cost	$M	297.1	297.1	297.1
Total capital cost (Life of mine)	$M	504.7	504.7	504.7
Pre-tax NPV0%	$M	854	1261	1672
Pre-tax NPV5%	$M	476	740	1007
Pre-tax IRR	%	23.9%	31.3%	38.2%
Pre-tax payback period	Months from start Prod.	29	23	18
Post-tax NPV0%	$M	652	961	1274
Post-tax NPV5%	$M	353	558	765
Post-tax IRR	%	20.7%	27.7%	34.3%
Post-tax payback period	Months from start Prod.	30	23	18

The results of the analyses indicate that the project demonstrates robust economics under all three gold price scenarios. The overall project break-even gold price is $1,019 /oz using a 5% discount rate.

Note that the cash-flow analysis at the various prices uses the base mining and processing plan without modifications. Further value may be generated by optimizing mining and processing strategies at the evaluation prices.

Additional Value-Adding Opportunities

The mine plans were developed on the basis of a fixed gold price and therefore a fixed cut-off grade strategy. During operations of a long life and flexible mining complex such as is proposed, there may be opportunities to improve project economics by making management decisions that are responsive to variations in economic parameters. These management options include the ability to vary cut-off grade to maximize cashflow and value. The use of intermediate-grade stockpiling is known to improve project economics in many cases. Oromin has undertaken to examine the upside potential of this type of optimization.

Qualified Persons

The Resources and Reserves estimations have been undertaken by SRK Consulting (North America). Certification by relevant Qualified Persons will be included in the Feasibility Study Update Report.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

[Refer to the “Cautionary Statements” on the following page.]

Cautionary Statements

This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release has as its principal subject a feasibility study update as at today’s date prepared by our independent consultants. In addition, this release provides certain comparisons to a prior feasibility study as at July 2010, as filed on SEDAR July 15, 2010 (the “2010 Feasibility Study”).It is emphasized to readers that any feasibility study is based upon assumptions about such factors as extent and continuity of mineralization, rock density, and variation between predicted and actual deposit shapes. In addition any feasibility study is based upon assumptions about such factors as availability of capital for development, commencement of construction, capital costs, ore grade, anticipated gold production, gold recovery, cash operating costs and other costs, expected mine life, projected internal rate of return, projected payback period, sensitivity to metal prices and other sensitivities, and assumptions underlying any financial analysis. Statements based on such assumptions may be viewed as forward-looking statements.

Any company contemplating the development of a mineral resource is subject to such risks and uncertainties as commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, market competition, ongoing relations with employees and impacted communities, general economic conditions and other risks involved in the mineral exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s Annual Information Form filed on SEDAR May 29, 2012. Statements based on such assumptions may be viewed as forward-looking statements.

The operating and capital costs in the 2013 Feasibility Study which is the principal subject of this news release were developed to be reasonable estimates within industry benchmarks. The 2013 Feasibility Study uses estimates of gold prices in line with norms currently used in our industry. There is no certainty that the results of the 2013 Feasibility Study will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the 2013 Feasibility Study materialize, or should the assumptions underlying the 2013 Feasibility Study prove incorrect, actual results of the 2013 Feasibility Study may vary materially from those anticipated, believed, estimated or expected. Statements based on such assumptions may be viewed as forward-looking statements.

In addition to the forward-looking statements associated with feasibility parameters and resource and reserve estimates, this news release contains other forward-looking statements associated with the following matters: references to additional opportunities and indicated and inferred resources on page 2; to future optimization evaluations and the potential for significant resource expansion on page 3; reference to an agreement with the holder of an adjacent property on page 5; the mineral resource estimates in Table 3 on page 6; and the discussion of additional value-adding opportunities on page 12.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This document uses the terms “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA. The SEC, normally, only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade, without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.